UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: April 30, 2007

24 April 2007
Dear ADR holder,
Lihir Gold Limited (“LGL”) Pro-Rata Accelerated Renounceable Entitlement Offer (“Entitlement Offer”) and Institutional Placement
On April 17, 2007 Lihir Gold announced that it was conducting an Entitlement Offer and Institutional Placement to raise approximately A$1,190 million.
The company is undertaking the fundraising through a 1 for 3 accelerated Entitlement Offer to shareholders and a Placement of shares to institutional investors.
The purpose of the Entitlement Offer and Insitutional Placement is to raise funds to:
(i)	enable LGL to become an unhedged producer by closing-out LGL’s gold hedge contracts and repaying LGL’s gold loan;
(ii)	repay effectively all of LGL’s other secured debt facilities;
(iii)	provide capital expenditure to complete the development of the Ballarat East Project in Victoria, Australia; and
(iv)	provide funds for general corporate and working capital purposes.
Under the Entitlement Offer, eligible shareholders have been invited to subscribe for one new LGL share for each three shares currently held, at a price of A$2.30 per share, raising up to A$1.07 billion. Each ADR currently represents 10 ordinary LGL shares.
The Placement will raise an additional A$120 million, at a price of A$2.80 per share, determined through a global bookbuild process.
Shareholders who are eligible to participate in the Entitlement Offer are those shareholders who satisfy certain conditions and:
•	were registered as Lihir Gold shareholders as at 7pm (Sydney time) Friday April 20, 2007 (and as to holders of American Depositary Receipts (“ADRs”), those holders of ADRs registered on the records of the ADR depositary, the Bank of New York, at the close of business April 18, 2007, New York time); and

•	have registered addresses in Australia, Papua New Guinea or New Zealand and are not U.S. persons or acting for the account or benefit of U.S. persons (unless they are an eligible institutional shareholder from selected jurisdictions (including “qualified institutional buyers” as defined in Rule 144A of the US Securities Act) and are approached to participate in the Entitlement Offer).
The company was not able to determine that you satisfied the criteria stated above, and therefore was not able to extend to you the opportunity to participate in the Entitlement Offer.
However, ineligible ADR holders who were registered at the date stipulated above will still receive some benefit from the Entitlement Offer. New Shares equivalent to the entitlement of ineligible ADR holders (had they been able to participate) were offered as part of the Institutional Bookbuild conducted on Friday, April 20.

The clearing price of the Institutional Bookbuild was A$2.80 per share. The A$0.50 difference between the clearing price, and the offer price of A$2.30, will be paid to the Bank of New York, as ADR depositary, for distribution to ineligible ADR holders. The distribution will be net of fees charged by the depositary under its Deposit Agreement.
Consequently, if you were an ineligible ADR holder, you will receive this distribution in due course.
Further information will be released by LGL as soon as it becomes available..
Yours faithfully,
Stuart MacKenzie
Group Secretary and Legal Counsel
No action has been or will be taken to register, qualify or otherwise permit a public offering of the shares offered under the Entitlement Offer or Institutional Placement (the “New Shares”) in any jurisdiction outside Australia, New Zealand and Papua New Guinea. For example, the New Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state of the United States and may not be offered or sold in the United States laws or to, or for the account or benefit of, U.S. persons (as defined in Rule 902(k) under Regulation S of the US Securities Act), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.